FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 333-83166


For the month of March 2003

                               Grohe Holding GmbH
                     Hauptstrasse 137, 58675 Hemer, Germany

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                        Form 20-F /X/   Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes / /   No  /X/

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
                                                              Grohe Holding GmbH
                                                                    (Registrant)


21 March 2003                              By: /s/ Peter Korfer-Schun
                                           ------------------------------------
                                           Name:   Peter Korfer-Schun
                                           Title:  Chief Executive Officer


21 March 2003                              By: /s/ Heiner Henke
                                           ------------------------------------
                                           Name:   Heiner Henke
                                           Title:  Principal Accounting Officer



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NOTICE OF EXTENSION OF SOLICITATION OF CONSENTS TO INDENTURE AMENDMENTS AND
WAIVERS IN RELATION TO THE 11.5% SENIOR NOTES DUE 15 NOVEMBER 2010 (ISIN XS0142151405 AND XS0119612827) (THE "NOTES") OF GROHE HOLDING GmbH

Grohe Holding GmbH (the "Company") announced today that it has made (i) a final increase to the consent payment it is offering to holders of record of Notes (the "Holders") who validly consent to the pending consent solicitation (the "Consent Solicitation") with respect to the Notes to (euro)72.50 per (euro)1,000 principal amount of Notes and (ii) a final extension to the expiration time of the Consent Solicitation to 5:00 P.M. central European time on 27 March 2003. All other terms of the Consent Solicitation remain unchanged.

Consents given previously remain valid and are subject to the increased consent payment, unless properly revoked. The record date for the Consent Solicitation continues to be 6 March 2003.

Holders may request a copy of the Consent Solicitation Statement dated 6 March 2003 and a supplement thereto setting forth the revised terms, which we urge Holders to consult, from The Bank of New York, London Branch, at One Canada Square, London E14 5AL, England or The Bank of New York (Luxembourg) S.A. at Aerogolf Center, 1A Hoehenhof, L-1736 Senningerberg, Luxembourg.

Credit Suisse First Boston (Europe) Limited, Credit Suisse First Boston LLC, Merrill Lynch International and Merrill Lynch, Pierce, Fenner & Smith Incorporated are continuing to act as joint solicitation agents for the Consent Solicitation. Questions regarding the Consent Solicitation may be directed to Guy Douglas (tel. +44-207-888-1780) or Mark Walsh (tel. +44-207-888-7264) at
Credit Suisse First Boston (Europe) Limited and Frits Prakke (tel. +44-207-995-1640) or Abdulla Boulsien (tel. +44-207-995-4319) at Merrill Lynch
International.